UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13G/A

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 2)*

                              TERRA INDUSTRIES INC.
                                (Name of Issuer)

                      COMMON STOCK, NO PAR VALUE PER SHARE
                         (Title of Class of Securities)

                                    880915103
                                 (CUSIP Number)

                                 APRIL 28, 2006
                      (Date of Event which Requires Filing
                               of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                                [X] Rule 13d-1(b)
                                [ ] Rule 13d-1(c)
                                [ ] Rule 13d-1(d)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                          Continued on following pages
                                Page 1 of 9 Pages

CUSIP NO. 880915103                                            PAGE 2 OF 9 PAGES

1        Names of Reporting Persons
         I.R.S. Identification Nos. of above persons (entities only)

                  PERRY CORP.

2        Check the Appropriate Box If a Member of a Group (See Instructions)
                        a.   [ ]
                        b.   [ ]

3        SEC Use Only

4        Citizenship or Place of Organization

                  NEW YORK

                            5             Sole Voting Power
Number of                                          4,843,885
  Shares
Beneficially                6             Shared Voting Power
  Owned By                                          0
    Each
Reporting                   7             Sole Dispositive Power
    Person                                         4,843,885
    With
                            8             Shared Dispositive Power
                                                   0

9        Aggregate Amount Beneficially Owned by Each Reporting Person

                                    4,843,885

10 Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

                                    [ ]

11       Percent of Class Represented By Amount in Row (9)

                                    4.99%

12       Type of Reporting Person (See Instructions)

                                    IA, CO

CUSIP NO. 880915103                                            PAGE 3 OF 9 PAGES

1        Names of Reporting Persons
         I.R.S. Identification Nos. of above persons (entities only)

                  RICHARD C. PERRY

2        Check the Appropriate Box If a Member of a Group (See Instructions)
                      a.       [ ]
                      b.       [ ]

3        SEC Use Only

4        Citizenship or Place of Organization

                  UNITED STATES

                            5             Sole Voting Power
Number of                                          4,843,885
  Shares
Beneficially                6             Shared Voting Power
  Owned By                                         0
    Each
Reporting                   7             Sole Dispositive Power
    Person                                         4,843,885
    With
                            8             Shared Dispositive Power
                                                   0

9        Aggregate Amount Beneficially Owned by Each Reporting Person

                                    4,843,885

10 Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

                                    [ ]

11       Percent of Class Represented By Amount in Row (9)

                                    4.99%

12       Type of Reporting Person (See Instructions)

                                    IN, HC

CUSIP NO. 880915103                                            PAGE 4 OF 9 PAGES

ITEM 1(A)         NAME OF ISSUER:

                  Terra Industries Inc. (the "Issuer").

ITEM 1(B)         ADDRESS OF THE ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

                  Terra Centre
                  600 Fourth Street
                  Sioux City, IA 51102

ITEM 2(A)         NAME OF PERSON FILING:

     This statement is filed on behalf of each of the following persons (collectively, the "Reporting Persons"):

                  i)       Perry Corp.; and

                  ii) Richard C. Perry, in his capacities as the President and sole stockholder of Perry Corp. ("Mr. Perry").

     This statement relates to Shares (as defined herein) held for the accounts of two or more private investment funds for which Perry Corp. acts as general partner and/or managing member of the general partner and/or investment adviser.

ITEM 2(B)         ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

     The address of the principal business office of each of the Reporting Persons is 767 Fifth Avenue, New York, New York 10153.

ITEM 2(C)         CITIZENSHIP:

                  1) Perry Corp. is a New York corporation; and

                  2) Mr. Perry is a citizen of the United States.

ITEM 2(D)         TITLE OF CLASS OF SECURITIES:

                  Common Stock, no par value per share (the "Shares").


ITEM 2(E)         CUSIP NUMBER:

                  880915103


ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULE 13D-1(B), OR 13D-2(B) OR (C), CHECK WHETHER THE PERSON FILING IS A:

i) Perry Corp. is an investment adviser registered under Section 203 of the Investment Advisers Act of 1940.

ii)      Mr. Perry is a control person of Perry Corp.

CUSIP NO. 880915103                                            PAGE 5 OF 9 PAGES

ITEM 4.           OWNERSHIP:

ITEM 4(A)         AMOUNT BENEFICIALLY OWNED:

     As of the Date of Event, each of the Reporting Persons may be deemed to be the beneficial owner of 4,843,885 Shares. This number consists of (1) 2,983,885 Shares beneficially owned by the Reporting Persons and (2) 1,860,000 Shares issuable upon exercise of certain warrants beneficially owned by the Reporting Persons (the "Warrants").

ITEM 4(B)         PERCENT OF CLASS:

     As of the Date of Event, the number of Shares outstanding was 95,168,174 according to the Issuer's Annual Report on Form 10-K for the year ended December 31, 2005 filed on March 10, 2006 (the "Quarterly Report"). As of the Date of Event, each of the Reporting Persons may be deemed to be the beneficial owner of approximately 4.99% of the total number of Shares outstanding. This percentage was calculated by dividing (i) (A) the total amount of Shares beneficially owned by the Reporting Persons, plus (B) the total amount of Shares issuable upon exercise of the Warrants, by (ii) (x) the total number of Shares outstanding as reported by the Issuer in the Quarterly Report, plus (y) the total amount of Shares issuable upon exercise of the Warrants.

ITEM 4(C)         NUMBER OF SHARES AS TO WHICH SUCH PERSON HAS:

         PERRY CORP.

         (i)       Sole power to vote or direct the vote                                                   4,843,885

         (ii)      Shared power to vote or to direct the vote                                                      0

         (iii)     Sole power to dispose or to direct the disposition of                                   4,843,885

         (iv)      Shared power to dispose or to direct the disposition of                                         0

         MR. PERRY

         (i)       Sole power to vote or direct the vote                                                   4,843,885

         (ii)      Shared power to vote or to direct the vote                                                      0

         (iii)     Sole power to dispose or to direct the disposition of                                   4,843,885

         (iv)      Shared power to dispose or to direct the disposition of                                         0


ITEM 5.           OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

     If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [X].

CUSIP NO. 880915103                                            PAGE 6 OF 9 PAGES


ITEM 6.           OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER
                  PERSON:

     The limited partners of (or investors in) each of the private investment funds for which Perry Corp. acts as general partner and/or managing member of the general partner and/or investment adviser have the right to participate in the receipt of dividends from, or proceeds from the sale of, the securities held for the accounts of their respective funds in accordance with their respective limited partnership interest (or investment percentages) in their respective funds.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING
                  COMPANY:

                  Perry Corp. is the relevant entity for which Mr. Perry may be considered a control person.

                  Perry Corp. is an investment adviser registered under the Investment Advisers Act of 1940.

ITEM 8.           IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:

                  This Item 8 is not applicable.

ITEM 9.           NOTICE OF DISSOLUTION OF GROUP:

                  This Item 9 is not applicable.

ITEM 10. CERTIFICATION:

     By signing below each of the Reporting Persons certifies that, to the best of such person's knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the Issuer of such securities and were not acquired and are not held in connection with or as a participant in any transaction having such purpose or effect.

CUSIP NO. 880915103                                            PAGE 7 OF 9 PAGES


                                   SIGNATURES


     After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Date:  May 5, 2006                          PERRY CORP.



                                            By: /s/ Richard C. Perry
                                                --------------------------------
                                            Name:  Richard C. Perry
                                            Title: President


Date:  May 5, 2006                          RICHARD C. PERRY


                                            /s/ Richard C. Perry
                                            ------------------------------------

CUSIP NO. 880915103                                            PAGE 8 OF 9 PAGES


                                  EXHIBIT INDEX
                                                                                                       PAGE NO.
A.      Joint Filing Agreement, dated as of May 5, 2006, by and among the Reporting                       9
        Persons................................................................



CUSIP NO. 880915103                                            PAGE 9 OF 9 PAGES


                                    EXHIBIT A

                             JOINT FILING AGREEMENT

     The undersigned hereby agree that the statement on Schedule 13G with respect to the Common Stock, no par value, of Terra Industries Inc., dated as of May , 2006, is, and any amendments thereto (including amendments on Schedule
13D) signed by each of the undersigned shall be, filed on behalf of each of us pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934.

Date:  May 5, 2006                          PERRY CORP.



                                            By: /s/ Richard C. Perry
                                                --------------------------------
                                            Name:  Richard C. Perry
                                            Title: President


Date:  May 5, 2006                          RICHARD C. PERRY


                                            /s/ Richard C. Perry
                                            ------------------------------------